UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PACWEST BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

695263103

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

with a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

CUSIP No. 695263103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIa, LP Federal ID No. 68-0415156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,776

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,776

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN (limited partner)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

(2)

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIb, LP Federal ID No.: 68-0415157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 753

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 753

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 753

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital LLC Federal ID No.: 36-4073477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,529 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,529 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)                                  Power is exercised through its controlling members, Eggemeyer Advisory Corp and WJR Corp

(2)                                  Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Advisory Corp Federal ID No.: 36-4104569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,529 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,529 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)                                  Power is exercised through its sole shareholder and President, John M. Eggemeyer, III

(2)                                  In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,603 (1)

	8.	Shared Voting Power 2,529 (2)

	9.	Sole Dispositive Power 296,603 (1)

	10.	Shared Dispositive Power 2,529 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,132 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.96%

14.	Type of Reporting Person (See Instructions) IN (individual)

(1)                                  Consists of 293,957 shares owned by Mr. Eggemeyer and 2,646 shares for which Mr. Eggemeyer is the sole trustee.

(2)                                  Consists of 2,529 shares for which power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJR Corp Federal ID No.: 36-4046499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,529 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,529 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)                                  Power is exercised through its sole shareholder and President, William J. Ruh

(2)                                  In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,638 (1)

	8.	Shared Voting Power 2,529 (2)

	9.	Sole Dispositive Power 80,638 (1)

	10.	Shared Dispositive Power 2,529 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,167 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.26%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                  Consists of 77,238 shares owned directly and 3,400 shares for which Mr. Ruh is the sole trustee

(2)                                  Consists of 2,529 shares for which power is exercised as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D jointly filed by Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; Castle Creek Capital Partners Fund IIb, LP; Castle Creek Capital LLC; Eggemeyer Advisory Corp; John M. Eggemeyer, III; WJR Corp.; and William J. Ruh on December 11, 2001, as previously amended and supplemented by Amendment No. 1 filed on February 13, 2002; Amendment No. 2, filed on July 26, 2002; Amendment No. 3 filed on August 1, 2002 (as amended and supplemented, the “Schedule 13D”); Amendment No. 4 filed on August 10, 2005, and Amendment No 5filed on December 1, 2005 with respect to the common stock, with no par value, (the “Common Stock”) of PacWest Bancorp, a California corporation with its principal executive offices at 401 West “A” Street, San Diego,, CA 92101 (the “Issuer”). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3 of this statement on Form 13D is hereby amended by adding the following:

Item 4. Purpose of theTransaction

On October 29, 2009, Castle Creek Capital Partners Fund IIa, LP, distributed 971,729 shares of the Issuer to the partners of Fund IIa and Castle Creek Capital Partners Fund IIb, LP distributed 410,457 shares of the Issuer to the partners of Fund IIb .  There are 77 investors in Fund IIa and 74 investors in Fund IIb.

Item 5 of this statement on Form 13D is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a)(i) For each Reporting Person, as of October 30, 2009, the aggregate number of shares of Common Stock owned and the corresponding percentage of the total outstanding commons Stock of the Issuer is as follows (all percentages are based on 32,210,308 shares of Common Stock outstanding):

John M. Eggemeyer III

John M. Eggemeyer beneficially owns 299,132 shares of Common Stock which equals approximately 0.93% of the Issuers’ outstanding Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 293,957 shares owned directly and 2,646 shares for which he is the sole trustee. Mr. Eggemeyer’s shared beneficial ownership of 2,529 shares includes 2,529 shares beneficially owned as sole stockholder of Eggemeyer Advisory Corp

Eggemeyer Advisory Corp.

Eggemeyer Advisory Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 2,529 shares of Common Stock which equal approximately 0.01% of the Issuer’s outstanding Common Stock.

William J. Ruh

William J. Ruh beneficially owns 83,167 shares of Common Stock which equals approximately 0.26% of the Issuers’ outstanding Common Stock. Mr. Ruh’s sole beneficial ownership includes 77,238 shares owned directly, and 3,400 shares for which he is the sole trustee.. Mr. Ruh’s shared beneficial ownership of 2,529 shares includes 2,529 shares beneficially owned as sole stockholder of WJR Corp.

WJR Corp

WJR Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 2,529 shares of Common Stock which equal approximately 0.01% of the Issuer’s outstanding Common Stock

Castle Creek Capital LLC

Castle Creek Capital LLC as the sole general partnes of Fund II, and Fund IIb beneficially owns 2,529 shares of Common Stock which equals approximately 0.01% of the Issuers outstanding Common Stock.

Castle Creek Capital Partners Fund IIa, LP

Castle Creek Capital Partner Fund IIa, LP beneficially owns 1,776 shares of Common Stock which equals approximately 0.01% of the Issuer’s outstanding Common Stock.

Castle Creek Capital Partners Fund IIb, LP

Castle Creek Capital Partner Fund IIb, LP beneficially owns 753 shares of Common Stock which equals approximately 0.00% of the Issuer’s outstanding Common Stock.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or share power to dispose or to direct the disposition>

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John M. Eggemeyer III	296,603	2,529	296,603	2,529
Eggemeyer Advisory Corp	0	2,529	0	2,529
William J. Ruh	80,638	2,529	80,638	2,529
WJR Corp	0	2,529	0	2,529
Castle Creek Capital LLC	2,529	0	2,529	0
Castle Creek Capital Partners Fund IIa, LP	1,776	0	1,776	0
Castle Creek Capital Partners Fund IIb, LP	753	0	753	0

(c) The following is a list of the transactions in the shares of the Common Stock effected by the Reporting Persons during the past 60 days:

John M. Eggemeyer received a total of 15,930 shares in distributions from Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP on October 29, 2009.

William J. Ruh received 10,620 shares in a distribution from Castle Creek Capital Partners Fund IIb, LP on October 29, 2009.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Agreement of Joint Filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

CASTLE CREEK CAPITAL PARTNERS FUND I, P
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

EGGEMEYER ADVISORY CORP.

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

WJR CORP.
By:	/s/ William J. Ruh
William J. Ruh
President
/s/ William J. Ruh
William J. Ruh